UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-38673

Arco Platform Ltd.

(Exact name of registrant as specified in its charter)

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo – SP

01412-100, Brazil
+55 (11) 3047-2655

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TABLE OF CONTENTS

ITEM
1.	Press release dated November 26, 2019

Item 1

Arco Platform Limited Reports Third Quarter 2019 Financial Results

Arco Delivered Above its 2019 ACV Bookings Guidance of R$441 million and Expects Another Strong Year for ACV Bookings in 2020

São Paulo, Brazil, November 26, 2019 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today reported financial and operating results for the quarter ended September 30, 2019.

“We successfully surpassed our ACV guidance for 2019 as a result of our tireless commitment with our clients. As we look forward, we are thrilled to announce strong expectations for ACV Bookings for 2020. This result reflects the consistency of our platform´s superior academic results, the power of our competitive advantages and our focus on generating sustainable, long-term oriented results.” said Ari de Sá Neto, CEO and founder of Arco.

Nine Months 2019 Results

•	Net Revenue of R$325.2 million;

•	Net Loss of R$51.9 million;

•	Adjusted Net Income of R$92.4 million; and

•	Adjusted EBITDA of R$103.1 million.

Third Quarter 2019 Results

•	Net Revenue of R$70.6 million;

•	Net Loss of R$108.5 million;

•	Adjusted Net Income of R$0.8 million; and

•	Adjusted EBITDA of R$ -7.3 million.

Revenue Recognition and Seasonality

As we report the third quarter 2019 results, it is important to highlight the revenue recognition and seasonality of our business.

We typically deliver our Core Curriculum content four times each year, in March, June, August and December and our Supplemental Solutions content twice each year, in June and December, usually two to three months prior to the start of each school quarter. The amount of revenue recognized is proportional to the amount of content made available, which is not linearly distributed among the quarters. This causes revenue seasonality in our business, in which the third quarter revenue is the lowest point of the year.

A significant portion of our expenses is also seasonal. Due to the nature of our business cycle, we require significant working capital, typically in September or October of each year, to cover costs related to production and accumulation of inventory, selling and marketing expenses, and delivery of our teaching materials at the end of each fiscal year in preparation for the beginning of each school year. Therefore, such operating expenses are generally incurred in the period between September and December of each year.

Full Year 2020 (From October 2019 to September 2020) ACV Bookings guidance:

•	ACV Bookings for Arco Platform is expected to be approximately R$1,000 million.

•	ACV Bookings for Arco, excluding Positivo, is expected to grow between 32% and 34%.

Full Year 2019 guidance:

•	We expect to recognize in the fourth quarter (4Q19) 26% to 29% of the consolidated ACV Bookings 2020.

•	Adjusted EBITDA Margin for Arco, excluding Positivo, is expected to be in the range of 35.5% to 37.5%.

Preliminary results from Purchase Price Allocation (PPA) for Positivo Soluções Didáticas (“Positivo”): Arco´s preliminary PPA for the acquisition of Positivo based on June 2019 figures resulted in an estimate of approximately R$1,500 million of both identifiable intangible assets and goodwill, which should generate an estimated tax benefit of R$510 million over their amortization period, from the time the incorporation of Positivo by EAS Educação is finalized, which we expect will happen in the third quarter 2020.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made based on the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. Moreover, all statements in this press release, whether forward looking or of historical fact, as they relate to the Positivo Business (as defined below) are based on the limited information available to the Company during the due diligence process of Positivo and its business operations (the “Positivo Business”) prior to the signing of the acquisition agreement. This limited access to information may have impaired the Company’s ability to conduct a full and comprehensive assessment of the Positivo Business, thus leading to risks and uncertainties. Reasons for this uncertainty include, but are not limited to, the following: (i) the Positivo Business is a carve out of an entity with different businesses and, therefore, the analysis was conducted on the basis of pro forma, unaudited and adjusted financial statements of the Positivo Business; (ii) the accounting parameters and criteria adopted by the Positivo Business are different from the ones adopted by the Company; (iii) the transfer of the Positivo Business to a new entity limits the Company’s ability to assess the proper transfer of all assets and rights to such new entity. In addition, the forward-looking statements regarding the Positivo Business include risks and uncertainties related to statements about competition for the combined business; risks relating to the continued use of the Positivo brand in schools not run by the Company; restrictions and/or limitations on the acquisition of the Positivo Business that may be imposed by antitrust authorities or other regulatory agencies; risks relating to the Company’s ability to attract, upsell and retain customers of the Positivo Business; general market, political, economic, and business conditions in Brazil or abroad; and the Company’s financial targets are based on measures which include revenue, share count and other IFRS measures, as well as non-IFRS financial measures including gross margin, operating margin, net income per diluted share, EBITDA (as defined herein), Adjusted EBITDA (as defined herein) and free cash flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Key Business Metrics

ACV Bookings: We define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” for purposes of calculation of ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit for the year (or period) plus income taxes plus/minus finance result plus depreciation and amortization plus share of loss of equity-accounted investees plus share-based compensation plan and plus M&A expenses    .

We calculate Adjusted Net Income as profit for the year (or period) plus share-based compensation plan plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, and (v) non-compete agreement) less/plus changes in fair value of derivative instruments (which refers to (i) changes in fair value of derivative instruments—finance income, and plus (ii) changes in fair value of derivative instruments—finance costs) plus share of loss of equity-accounted investees plus interest expenses plus/minus changes in deferred tax assets and liabilities recognized in statements of income (corresponding to financial instruments from acquisition of interests, tax benefit from tax deductible goodwill, share-based compensation, restricted stock units and amortization of intangible assets), plus/minus foreign exchange gains/loss on cash and cash equivalents  and plus M&A expenses .

We calculate Free Cash Flow as Net Cash Flows from Operating activities less acquisition of property and equipment less acquisition of intangible assets.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin  , Adjusted Net Income and Adjusted Net Income Margin are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Conference Call Information

Arco will discuss its third quarter 2019 results today, November 26, 2019, via a conference call at 4:30 p.m. Eastern Time. To access the call (ID: 4786989), please dial: (866) 679-4032 or +1 (409) 217-8315. An audio replay of the call will be available through December 10, 2019 by dialing (855) 859-2056 or +1 (404) 537-3406 and entering access code 4786989. A webcast of the call will be available on the Investor Relations section of the Company’s website at https://arcoeducacao.gcs-web.com/.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br

Source: Arco Platform Ltd.

Arco Platform Limited
Unaudited Interim Condensed Consolidated Statements of Financial Position

	September 30,	December 31,
(In thousands of Brazilian reais)	2019	2018
	(unaudited)
Assets
Current assets
Cash and cash equivalents	2,568	12,301
Financial investments	894,938	806,789
Trade receivables	87,461	136,611
Inventories	25,175	15,131
Recoverable taxes	28,471	11,227
Financial instruments from acquisition of interests	2,004	-
Loans to related parties	1,282	-
Other assets	9,228	6,091
Total current assets	1,051,127	988,150
Non-current assets
Financial instruments from acquisition of interests	21,374	26,630
Deferred income tax	178,163	99,460
Recoverable taxes	946	1,033
Financial investments	4,579	4,370
Loans to related parties	14,613	1,226
Other assets	8,466	1,060
Investments and interests in other entities	58,505	11,862
Property and equipment	16,726	13,347
Right-of-use assets	19,684	-
Intangible assets	157,467	187,740
Total non-current assets	480,523	346,728

Total assets	1,531,650	1,334,878

Liabilities
Current liabilities
Trade payables	21,824	14,845
Labor and social obligations	52,183	15,888
Advances from customers	3,171	5,997
Lease liabilities	5,453	-
Loans and financing	157	-
Taxes and contributions payable	2,018	2,555
Income taxes payable	29,891	17,294
Financial instruments from acquisition of interests	22,576	51
Accounts payable to selling shareholders	112,548	830
Other liabilities	125	428
Total current liabilities	249,946	57,888

Non-current liabilities
Labor and social obligations	5,535	-
Lease liabilities	18,131	-
Loans and financing	353	-
Financial instruments from acquisition of interests	54,861	25,046
Accounts payable to selling shareholders	175,220	180,551
Provision for legal proceedings	231	131
Deferred income tax	871	1,378
Other liabilities	122	-
Total non-current liabilities	255,324	207,106

Equity
Share capital	10	10
Capital reserve	1,066,710	1,089,505
Share-based compensation reserve	99,781	67,350
Accumulated losses	(140,121)	(86,687)
Equity attributable to equity holders of the parent	1,026,380	1,070,178
Non-controlling interests	-	(294)
Total equity	1,026,380	1,069,884

Total liabilities and equity	1,531,650	1,334,878

Arco Platform Limited
Unaudited Interim Condensed Consolidated Statements of Income

	Three-month period ended September 30,		Nine-month period ended September 30,
(In thousands of Brazilian reais, except earnings per share)	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	70,572	64,902	325,193	259,972
Cost of sales	(14,188)	(14,126)	(61,884)	(56,828)
Gross profit	56,384	50,776	263,309	203,144
Operating expenses:
Selling expenses	(47,639)	(29,683)	(123,089)	(78,069)
General and administrative expenses	(69,515)	(77,016)	(135,273)	(107,744)
Other (expense) income, net	(471)	2,342	2,451	4,514
Operating (loss) profit	(61,241)	(53,581)	7,398	21,845
Finance income	16,187	6,492	47,104	13,783
Finance costs	(104,968)	(8,241)	(133,823)	(16,006)
Finance result	(88,781)	(1,749)	(86,719)	(2,223)
Share of loss of equity-accounted investees	(794)	(255)	(1,953)	(549)

(Loss) profit before income taxes	(150,816)	(55,585)	(81,274)	19,073
Income taxes - income (expense)
Current	(3,103)	(2,370)	(32,254)	(23,249)
Deferred	45,433	(2,379)	61,582	(1,851)
Total income taxes – income (expense)	42,330	(4,749)	29,328	(25,100)
Loss for the period	(108,486)	(60,334)	(51,946)	(6,027)
Equity holders of the parent	(108,486)	(60,243)	(51,946)	(5,561)
Non-controlling interests	-	(91)	-	(466)

Basic earnings per share – in Brazilian reais
Class A	(2.11)	(1.20)	(1.02)	(0.11)
Class B	(2.11)	(1.20)	(1.02)	(0.11)
Diluted earnings per share – in Brazilian reais
Class A	(2.11)	(1.20)	(1.02)	(0.11)
Class B	(2.11)	(1.20)	(1.02)	(0.11)

Weighted-average shares used to compute net income per share:
Basic	51,352	50,261	50,790	50,261
Diluted	51,352	50,261	50,790	50,261

Arco Platform Limited
Unaudited Interim Condensed Consolidated Statements of Cash Flows

	Three-month period ended September 30,		Nine-month period ended September 30,
(In thousands of Brazilian reais)	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating activities
(Loss) profit before income taxes for the period	(150,816)	(55,585)	(81,274)	19,073
Adjustments to reconcile (loss) profit before income taxes
Depreciation and amortization	8,106	4,957	24,449	13,859
Inventory reserves	643	(865)	4,203	2,377
Allowance for doubtful accounts	7,286	2,576	9,489	5,713
Residual value of property and equipment and intangible assets disposed	462	-	593	138
Changes in fair value of derivative instruments	8,483	(928)	10,349	(2,902)
Changes in accounts payable to selling shareholders	81,781	-	81,781	-
Share of loss of equity-accounted investees	795	255	1,953	549
Share-based compensation plan	136	59,472	412	60,159
Restricted stock units	17,861	-	32,019	-
Provision for payroll taxes (restricted stock units)	16,881	-	23,399	-
Accrued interest	10,270	2,274	24,710	6,326
Interest in lease liabilities	449	-	1,231	-
Provision for legal proceedings	(111)	65	100	141
Foreign exchange results, net	(532)	-	(16)	-
Alienation of investment	34	-	(3,252)	-
Other financial cost/revenue, net	(279)	-	(1,481)	-
	1,449	12,221	128,665	105,433
Changes in assets and liabilities
Trade receivables	48,195	23,333	39,786	26,420
Inventories	(8,937)	(4,092)	(10,968)	(5,039)
Recoverable taxes	(2,177)	1,172	(7,550)	(18)
Other assets	1,167	5,833	(6,659)	(2,723)
Trade payables	7,833	3,262	8,492	4,836
Labor and social obligations	6,986	1,572	18,340	5,329
Taxes and contributions payable	507	(201)	(540)	438
Advances from customers	(17,335)	(9,574)	(2,337)	(1,929)
Other liabilities	(26)	(4,253)	(380)	(5,164)
Cash generated from operations	37,662	29,273	166,849	127,583
Income taxes paid	(5,430)	(4,434)	(28,640)	(25,465)
Interest paid on lease liabilities	(177)	-	(397)	-
Net cash flows from operating activities	32,055	24,839	137,812	102,118

Investing activities
Acquisition of property and equipment	(1,780)	(1,889)	(7,609)	(4,047)
Payment of investments and interests in other entities	(1,218)	(2,000)	(5,418)	(2,000)
Acquisition of subsidiaries, net of cash acquired	-	-	(16,137)	(13,820)
Acquisition of intangible assets	(7,982)	(4,937)	(26,361)	(9,848)
Financial investments	(25,903)	(4,948)	(88,432)	28,522
Loans to related parties	-	-	(14,000)	-
Net cash flows used in investing activities	(36,883)	(13,774)	(157,957)	(1,193)

Financing activities
Capital increase	-	3,091	13,829	3,091
Proceeds from initial public offering	-	895,182	-	895,182
Share issuance costs	-	(65,577)	(673)	(65,577)
Payment of lease liabilities	(1,629)	-	(2,709)	-
Payment of loans and financing	(38)	-	(52)	(85,000)
Dividends paid	-	50	-	-
Net cash flows from (used in) financing activities	(1,667)	832,746	10,395	747,696

Foreign exchange effects on cash and cash equivalents	533	-	17	-

Increase (decrease) in cash and cash equivalents	(5,962)	843,811	(9,733)	848,621
Cash and cash equivalents at the beginning of the period	-	5,644	12,301	834
Cash and cash equivalents at the end of the period	(5,962)	849,455	2,568	849,455
Increase (decrease) in cash and cash equivalents	(5,962)	843,811	(9,733)	848,621

Arco Platform Limited
Reconciliation of Non-GAAP Measures

	Three-month period ended September 30,		Nine-month period ended September 30,
(In thousands of Brazilian reais)	2019	2018	2019	2018
Adjusted EBITDA Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Loss for the period	(108,486)	(60,334)	(51,946)	(6,027)
(+) Income taxes	(42,330)	4,749	(29,328)	25,100
(+/-) Finance result	88,781	1,749	86,719	2,223
(+) Depreciation and amortization	8,106	4,957	24,449	13,859
(+) Share of loss of equity-accounted investees	794	255	1,953	549
EBITDA	(53,135)	(48,624)	31,847	35,704
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units),	34,878	59,472	55,830	60,159
(+) M&A expenses	8,486	-	12,909	-
(+) Others	2,467	-	2,467	-
Adjusted EBITDA	(7,304)	10,848	103,053	95,863

Net Revenue	70,572	64,902	325,193	259,972
EBITDA Margin	-75.3%	-74.9%	9.8%	13.7%
Adjusted EBITDA Margin	-10.3%	16.7%	31.7%	36.9%

	Three-month period ended		Nine-month period ended
	September 30,		September 30,
(In thousands of Brazilian reais)	2019	2018	2019	2018
Adjusted Net Income Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Loss for the period	(108,486)	(60,334)	(51,946)	(6,027)
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units),	34,878	59,472	55,830	60,159
(+) Amortization of intangible assets from business combinations	3,623	2,977	9,688	8,808
(+/-) Changes in fair value of derivative instruments	8,483	(928)	10,349	(2,902)
(+/-) Changes in accounts payable to selling shareholders	81,781	-	81,781	-
(+) Share of loss of equity-accounted investees	794	255	1,953	549
(-) Tax effects	(40,733)	2,104	(54,457)	1,272
(+) Foreign exchange on cash and cash equivalents	(532)	-	(16)	-
(+) Interest expenses (income), net	10,008	2,538	23,889	7,362
(+) M&A expenses	8,486	-	12,909	-
(+) Other services	2,467	-	2,467	-
Adjusted Net Income	769	6,084	92,447	69,221

Net Revenue	70,572	64,902	325,193	259,972
Adjusted Net Income Margin	1.1%	9.4%	28.4%	26.6%

	Three-month period ended September 30,		Nine-month period ended September 30,
(In thousands of Brazilian reais)	2019	2018	2019	2018
Free Cash Flow Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash generated from operations	37,662	29,273	166,849	127,583
(-) Income tax paid	(5,430)	(4,434)	(28,640)	(25,465)
(-) Interest paid on lease liabilities	(177)	-	(397)	-
Cash Flow from Operating Activities	32,055	24,839	137,812	102,118
(-) Acquisition of property and equipment	(1,780)	(1,889)	(7,609)	(4,047)
(-) Acquisition of intangible assets	(7,982)	(4,937)	(26,361)	(9,848)
Free Cash Flow	22,293	18,013	103,842	88,223

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arco Platform Ltd.

By:	/s/ Ari de Sá Cavalcante Neto
	Name:	Ari de Sá Cavalcante Neto
	Title:	Chief Executive Officer

Date: November 26, 2019